January 31, 2001

Dear Fellow Shareholders:

      Enclosed is a Supplement to the Schedule 14D-9 previously sent to you in connection with the Tender Offer Agreement (the "Agreement") among The Langer Biomechanics Group, Inc. ("Langer"), OrthoStrategies, Inc., a New York corporation ("OS"), and OrthoStrategies Acquisition Corp., a New York corporation and wholly owned subsidiary of OS ("Purchaser"), pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase up to 75% of the issued and outstanding shares of common stock, par value $.02 per share, of Langer (the "Shares"), at a price of $1.525 per Share in cash.

      As stated in my previous letter to you, your Board of Directors has determined that the Agreement and the transactions contemplated thereby, including the Offer, are fair to and in the best interests of the Langer shareholders. IMPLICIT IN THE BOARD'S DETERMINATION, HOWEVER, IS THAT IF A SHAREHOLDER CAN REALIZE A BETTER PRICE IN THE PUBLIC MARKET AT THE TIME WHEN SUCH SHAREHOLDER WISHES TO SELL HIS OR HER SHARES, SUCH SHAREHOLDER SHOULD NOT TENDER HIS OR HER SHARES BUT SHOULD INSTEAD SELL SUCH SHARES IN THE PUBLIC MARKET. SHAREHOLDERS ARE ENCOURAGED TO CHECK THE PRICE THAT COULD BE OBTAINED IN THE PUBLIC MARKET PRIOR TO TENDERING THEIR SHARES. ON JANUARY 30, 2001, THE CLOSING PRICE OF THE SHARES WAS $2.75 PER SHARE.

      On December 18, 2000, the trading day before the determination of the Langer Board to recommend to the shareholders of the Company that they tender their Shares, the price of the Company's shares in the public market was $1.16. On the day of execution of the Tender Offer Agreement, the price of such Shares was $1.00. Since such time, the price has increased, but has been volatile. Accordingly, the Langer Board does not believe that revising its recommendation based upon the current market price is warranted.

                                                   Sincerely,

                                                   Stephen V. Ardia
                                                   Chairman of the Board